UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October, 2016

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 25th October, 2016	By	/s/ Sanjay Dongre
Name: Sanjay Dongre
Title: Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 25th October, 2016 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about Financial Results for the Quarter and Half Year ended on 30th September, 2016.

Exhibit I

25th October, 2016

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir / Madam,

Re: Financial Results for the Quarter and Half Year ended 30th September, 2016

We attach herewith a file containing the Financial Results for the second quarter (unaudited) and half year (audited) ended on 30th September, 2016, segment reporting and press release in this regard.

The aforesaid audited financial results have been submitted to the stock exchanges in India as per the listing requirements of those Stock Exchanges.

This is for your information and record.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Sanjay Dongre

Executive Vice President (Legal) &

Company Secretary

Encl. : a/a.

HDFC BANK LIMITED

FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2016

		(₹ in lacs)
	Particulars	Quarter ended 30.09.2016	Quarter ended 30.06.2016	Quarter ended 30.09.2015	Half year ended 30.09.2016	Half year ended 30.09.2015	Year ended 31.03.2016
		Unaudited	Unaudited	Unaudited	Audited	Audited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	1706994	1651602	1477252	3358596	2881358	6022145
	a) Interest / discount on advances / bills	1290136	1247081	1094834	2537217	2139548	4482786
	b) Income on Investments	381807	380924	339767	762731	667901	1412003
	c) Interest on balances with Reserve Bank of India and other inter bank funds	13967	4021	17486	17988	25317	36161
	d) Others	21084	19576	25165	40660	48592	91195
2	Other Income	290095	280661	255176	570756	501367	1075172
3	TOTAL INCOME (1)+(2)	1997089	1932263	1732428	3929352	3382725	7097317
4	Interest Expended	907635	873458	809162	1781093	1574391	3262993
5	Operating Expenses (i)+(ii)	486999	476886	418977	963885	819056	1697969
	i) Employees cost	165721	158517	141397	324238	277298	570220
	ii) Other operating expenses	321278	318369	277580	639647	541758	1127749
6	TOTAL EXPENDITURE (4)+(5) (excluding Provisions & Contingencies)	1394634	1350344	1228139	2744978	2393447	4960962
7	Operating Profit before Provisions and Contingencies (3)-(6)	602455	581919	504289	1184374	989278	2136355
8	Provisions (other than tax) and Contingencies	74899	86673	68129	161572	140928	272561
9	Exceptional Items	—	—	—	—	—	—
10	Profit / (Loss) from Ordinary Activities before tax (7)-(8)-(9)	527556	495246	436160	1022802	848350	1863794
11	Tax Expense	182023	171355	149215	353378	291833	634171
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	345533	323891	286945	669424	556517	1229623
13	Extraordinary items (net of tax expense)	—	—	—	—	—	—
14	Net Profit / (Loss) for the period (12)-(13)	345533	323891	286945	669424	556517	1229623
15	Paid up equity share capital (Face Value of ₹ 2/- each)	50913	50701	50364	50913	50364	50564
16	Reserves excluding revaluation reserves						7217213
17	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	15.4%	15.5%	15.5%	15.4%	15.5%	15.5%
	(iii) Earnings per share (₹)
	(a) Basic EPS before & after extraordinary items (net of tax expense) -not annualized	13.6	12.8	11.5	26.4	22.2	48.8
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	13.4	12.6	11.3	26.1	21.9	48.3
	(iv) NPA Ratios
	(a) Gross NPAs	506904	492089	382777	506904	382777	439283
	(b) Net NPAs	148885	149339	103768	148885	103768	132037
	(c) % of Gross NPAs to Gross Advances	1.02%	1.04%	0.91%	1.02%	0.91%	0.94%
	(d) % of Net NPAs to Net Advances	0.30%	0.32%	0.25%	0.30%	0.25%	0.28%
	(v) Return on assets (average) - not annualized	0.5%	0.5%	0.5%	0.0%	0.9%	1.9%

Segment information in accordance with the Accounting Standard on Segment Reporting (AS 17) of the operating segments of the Bank is as under:

	(₹ in lacs)
	Quarter ended 30.09.2016	Quarter ended 30.06.2016	Quarter ended 30.09.2015	Half year ended 30.09.2016	Half year ended 30.09.2015	Year ended 31.03.2016
Particulars	Unaudited	Unaudited	Unaudited	Audited	Audited	Audited
1 Segment Revenue
a) Treasury	502595	502324	427215	1004919	847824	1826488
b) Retail Banking	1651316	1585264	1470256	3236580	2866325	5925234
c) Wholesale Banking	790352	761527	671954	1551879	1330116	2716239
d) Other Banking Operations	212645	194967	178406	407612	336054	755442
e) Unallocated
Total	3156908	3044082	2747831	6200990	5380319	11223403
Less: Inter Segment Revenue	1159819	1111819	1015403	2271638	1997594	4126086

Income from Operations	1997089	1932263	1732428	3929352	3382725	7097317

2 Segment Results
a) Treasury	26834	49173	27092	76007	60256	148921
b) Retail Banking	200731	189469	180064	390200	344406	785503
c) Wholesale Banking	259949	232716	187341	492665	387549	788720
d) Other Banking Operations	74350	58521	75298	132871	127526	283227
e) Unallocated	(34308)	(34633)	(33635)	(68941)	(71387)	(142577)

Total Profit Before Tax	527556	495246	436160	1022802	848350	1863794

3 Segment Assets
a) Treasury	25186101	24266067	20370868	25186101	20370868	20338147
b) Retail Banking	28268880	26255629	23257355	28268880	23257355	25269065
c) Wholesale Banking	22697228	22318870	20039762	22697228	20039762	22624265
d) Other Banking Operations	2214545	2204164	1877149	2214545	1877149	2163306
e) Unallocated	515941	465278	454713	515941	454713	489774

Total	78882695	75510008	65999847	78882695	65999847	70884557

4 Segment Liabilities
a) Treasury	7305597	6048990	4202613	7305597	4202613	4538987
b) Retail Banking	48817836	46701569	41342011	48817836	41342011	44831340
c) Wholesale Banking	12682207	12807800	11509677	12682207	11509677	12042552
d) Other Banking Operations	287794	264259	233866	287794	233866	247631
e) Unallocated	1733535	2050833	1883969	1733535	1883969	1956270

Total	70826969	67873451	59172136	70826969	59172136	63616780

5 Capital Employed
(Segment Assets-Segment Liabilities)
a) Treasury	17880504	18217077	16168255	17880504	16168255	15799160
b) Retail Banking	(20548956)	(20445940)	(18084656)	(20548956)	(18084656)	(19562275)
c) Wholesale Banking	10015021	9511070	8530085	10015021	8530085	10581713
d) Other Banking Operations	1926751	1939905	1643283	1926751	1643283	1915675
e) Unallocated	(1217594)	(1585555)	(1429256)	(1217594)	(1429256)	(1466496)

Total	8055726	7636557	6827711	8055726	6827711	7267777

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by RBI.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Notes :

1	Statement of Assets and Liabilities as on September 30, 2016 is given below.

	(₹ in lacs)
Particulars	As at 30.09.2016	As at 30.09.2015	As at 31.03.2016
	Audited	Audited	Audited
CAPITAL AND LIABILITIES
Capital	50913	50364	50564
Reserves and Surplus	8004813	6777347	7217213
Deposits	59173061	50690866	54642419
Borrowings	7703851	5230736	5301848
Other Liabilities and Provisions	3950057	3250534	3672513

Total	78882695	65999847	70884557

ASSETS
Cash and Balances with Reserve Bank of India	2862972	2570396	3005831
Balances with Banks and Money at Call and Short notice	1787833	778444	886053
Investments	20665262	17128133	16388578
Advances	49441784	41854097	46459396
Fixed Assets	351225	321165	334315
Other Assets	3773619	3347612	3810384

Total	78882695	65999847	70884557

2	The above results have been approved by the Board of Directors at its meeting held on October 25, 2016. The results for the half year ended September 30, 2016 have been audtied by the Statutory Auditors of the Bank. An unqualified report has been issued by them thereon.
3	The Bank has followed the same significant accounting policies in the preparation of these financial results as those followed in the annual financial statements for the year ended March 31, 2016.
4	During the quarter and half year ended September 30, 2016, the Bank allotted 10581700 and 17447200 shares respectively pursuant to the exercise of options under the approved employee stock option schemes.
5	RBI circular DBOD.No.BP.BC.1/21.06.201/2015-16 dated July 1, 2015 on ‘Basel III Capital Regulations’ read together with the RBI circular DBR.No.BP.BC.80/21.06.201/2014-15 dated March 31, 2015 on ‘Prudential Guidelines on Capital Adequacy and Liquidity Standards - Amendments’ requires banks to make applicable Pillar 3 disclosures including leverage ratio and liquidity coverage ratio under the Basel III Framework. These disclosures are available on the Bank’s website at the following link: http://www.hdfcbank.com/aboutus/basel_disclosures/default.htm. The disclosures have not been subjected to audit or limited review.
6	Other income relates to income from non-fund based banking activities including commission, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments and recoveries from accounts written off.
7	As at September 30, 2016, the total number of branches (including extension counters) and ATM network stood at 4548 branches and 12016 ATMs respectively.
8	Figures of the previous period have been regrouped / reclassified wherever necessary to conform to current period’s classification.
9	₹ 10 lac = ₹ 1 million

₹ 10 million = ₹ 1 crore

Place : Mumbai	Aditya Puri
Date : October 25, 2016	Managing Director

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013.

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP) FOR THE QUARTER AND HALF YEAR

ENDED SEPTEMBER 30, 2016

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) results for the quarter ended September 30, 2016 and the audited results for the half- year ended September 30, 2016, at their meeting held in Mumbai on Tuesday, October 25, 2016.

FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended September 30, 2016

The Bank’s total income for the quarter ended September 30, 2016 was ₹19,970.9 crores up from ₹17,324.3 crores for the quarter ended September 30, 2015. Net revenues (net interest income plus other income) increased by 18.0% to ₹10,894.5 crores for the quarter ended September 30, 2016 as against ₹9,232.7 crores for the corresponding quarter of the previous year. Net interest income (interest earned less interest expended) for the quarter ended September 30, 2016 grew by 19.6% to ₹7,993.6 crores from ₹6,680.9 crores for the quarter ended September 30, 2015, driven by average assets growth of 19.7% and a net interest margin for the quarter of 4.2%.

Other income (non-interest revenue) at ₹2,901.0 crores was 26.6% of the net revenues for the quarter ended September 30, 2016 and grew by 13.7% over ₹2,551.8 crores in the corresponding quarter ended September 30, 2015. The four components of other income for the quarter ended September 30, 2016, with the other income components for the corresponding quarter ended September 30, 2015 in brackets, were fees & commissions of ₹2,103.9 crores (₹1,868.9 crores), foreign exchange & derivatives revenue of ₹295.0 crores (₹319.6 crores), gain on revaluation / sale of investments of ₹283.5 crores (₹162.4 crores) and miscellaneous income including recoveries of ₹218.6 crores (₹200.9 crores).

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013.

Operating expenses for the quarter ended September 30, 2016 were ₹4,870.0 crores, an increase of 16.2% over ₹4,189.8 crores during the corresponding quarter of the previous year. The cost-to-income ratio for the quarter was at 44.7% as against 45.4% for the corresponding quarter ended September 30, 2015.

Provisions and contingencies for the quarter ended September 30, 2016 were ₹749.0 crores (consisting of specific loan loss provisions ₹640.7 crores and general and other provisions ₹108.3 crores) as against ₹681.3 crores (consisting of specific loan loss provisions ₹484.4 crores and general and other provisions ₹196.9 crores) for the corresponding quarter ended September 30, 2015. Profit before tax for the quarter ended September 30, 2016 grew by 21.0% to ₹5,275.6 crores from ₹4,361.6 crores for the corresponding quarter ended September 30, 2015.

After providing ₹1,820.2 crores for taxation, the Bank earned a net profit of ₹3,455.3 crores, an increase of 20.4% over the quarter ended September 30, 2015.

Balance Sheet: As of September 30, 2016

Total deposits as of September 30, 2016 were ₹591,731 crores, an increase of 16.7% over September 30, 2015. CASA deposits saw healthy growth with savings account deposits growing by 21.6% over the previous year to reach ₹159,950 crores and current account deposits growing by 13.4% over the previous year to reach ₹79,154 crores. Time deposits were at ₹352,627 crores an increase of 15.4% over the previous year resulting in CASA proportion of 40% as on September 30, 2016.

Advances as of September 30, 2016 were ₹494,418 crores, an increase of 18.1% over September 30, 2015. This loan growth was contributed by both segments of the Bank’s loan portfolio, with domestic retail loans and wholesale loans as per the Bank’s internal business classification growing by 21.7% and 14.3% respectively (as per regulatory [Basel 2] segment classification growing by 23.5% and 14.6% respectively). The domestic loan mix as per Basel 2 classification between retail:wholesale was 54:46 and advances in overseas branches as of September 30, 2016 were at 6.7% of the total advances.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013.

Half Year ended September 30, 2016

For the half year ended September 30, 2016, the Bank earned a total income of ₹39,293.5 crore as against ₹33,827.3 crore in the corresponding period of the previous year. Net revenues (net interest income plus other income) for the six months ended September 30, 2016 were ₹21,482.6 crore, as against ₹18,083.3 crore for the six months ended September 30, 2015, an increase of 18.8%. Net profit for the half year ended September 30, 2016 was ₹6,694.2 crore, up by 20.3% over the corresponding half year ended September 30, 2015.

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as per Basel III guidelines, was at 15.4% as at September 30, 2016 (15.5% as at September 30, 2015) as against a regulatory requirement of 9%. Tier-I CAR was at 13.3% as on September 30, 2016 compared to 12.8% as at September 30, 2015.

NETWORK

As of September 30, 2016, the Bank’s distribution network was at 4,548 branches and 12,016 ATMs across 2,596 cities / towns. 54% of branches are now in the semi-urban and rural areas. Number of employees increased from 83,416 as of September 30, 2015 to 95,002 as of September 30, 2016.

ASSET QUALITY

Gross non-performing assets (NPAs) were at 1.02% of gross advances as on September 30, 2016, as against 1.04% as on June 30, 2016 and 0.91% as on September 30, 2015. Net non-performing assets were at 0.3% of net advances as on September 30, 2016. Total restructured loans were at 0.1% of gross advances as of September 30, 2016 as against 0.1% as of September 30, 2015.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013.

Note:

₹ = Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP.

BOM: 500180

NSE: HDFCBANK

NYSE: HDB

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes on us in India and other jurisdictions, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and the other countries which have an impact on our business activities or investments caused by any factor, including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region or between India and China, military armament or social unrest in any part of India; the monetary and interest rate policies of the government of India, natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations.

For more information please log on to: www.hdfcbank.com

For media queries please contact:

Neeraj Jha

Head, Corporate Communication

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1308 (D) / 6652 1000 (B)

Fax: 91 - 22 - 2490 3168

Mobile: +91 93236 20828

neeraj.jha@hdfcbank.com

For investor queries please contact:

Bhavin Lakhpatwala

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1083 (D) / 6652 1000 (B)

Mobile: +91 74983 51730

bhavin.lakhpatwala@hdfcbank.com